UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17F-2
OMB APPROVAL
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies	OMB Number: 3235-0360 Expires: July 31, 2009 Estimated average burden hours per response ….. 2.1

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-06318	Date Examination Completed: May 31, 2006

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement: Consulting Group Capital Markets Funds- Emerging Markets Equity Investments

4. Address of principal executive office (number, street, city, state, zip code): 222 Delaware Ave, Wilmington, DE 19801

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator (s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to, a collection of information unless it displays a currently valid OMB control number. Filing the Form N-17f- 2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17F-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investment by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Response to this collection of information will not be kept confidential.

Report of the Independent Registered Public Accounting Firm

To the Board of Trustees of Consulting Group Capital Markets Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Consulting Group Capital Markets Funds—Emerging Markets Equity Investments (the “Fund”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2006. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was made in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2006 and with respect to agreement of security purchases and sales, for the period from April 28, 2006 (the date of our last examination), through May 31, 2006.

1)	Confirmation of securities held in book entry form with State Street Bank and Trust Company as custodian, and examination of the custodian’s security position reconciliations for all securities held by institutions in book entry form without prior notice to management;

2)	Confirmation of forwards, futures, and swaps positions with counterparties;

3)	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;

4)	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

5)	Reconciliation between the Fund’s accounting records and the custody records as of May 31, 2006 and verified reconciling items;

6)	Confirmation of securities held in book entry form with State Street Bank and Trust Company as Custodian, and examination of security position reconciliations;

7)	Agreement of pending trade activity for the Fund as of May 31, 2006 to their corresponding subsequent cash statements;

8)	Agreement of ten purchases and ten sales of securities for the period April 28, 2006, (the date of our last examination) through May 31, 2006, from the books and records of the Fund to the respective purchase and sales journals prepared by the custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that Consulting Group Capital Markets Funds – Emerging Markets Equity Investments complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2006, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Consulting Group Capital Markets Funds – Emerging Markets Equity Investments and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

December 28, 2006

Management Statement Regarding Compliance With Certain Provisions of the

Investment Company Act of 1940

Management of Consulting Group Capital Markets Funds – Emerging Markets Equity Investments (the “Fund”), is responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2006, and from April 28, 2006 through May 31, 2006.

Based on this evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2006, and from April 28, 2006 through May 31, 2006, with respect to securities reflected in the investment account of the Fund.

Consulting Group Capital Markets Funds –

Emerging Markets Equity Investments

By:

/s/ James Crowley                12/21/2006

James Crowley                 Date

Controller